Exhibit 1

Transactions in the Shares During the Past 60 Days

Class of Security	Securities Sold	Price ($)	Date of Sale

JIAJIN HE

Sale of Common Stock	565	8.0000	10/26/2025
Sale of Common Stock	16,801	7.8000	10/27/2025
Sale of Common Stock	27,916	7.6000	10/29/2025
Sale of Common Stock	853	7.4000	10/30/2025
Sale of Common Stock	63,121	7.4000	10/31/2025
Sale of Common Stock	87,092	6.8000	11/03/2025
Sale of Common Stock	79,971	6.1000	11/04/2025
Sale of Common Stock	217	6.0000	11/05/2025